SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.3)

                     GZA GeoEnvironmental Technologies, Inc.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                   362386-10-4
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 8, 2000
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.

=        Note.  six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 362386-10-4                      13D          Page 2 of 4 Pages
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       1        NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         ACQUISITOR PLC
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       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) / /
                                                                        (b) / /
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       3        SEC USE ONLY

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       4        SOURCE OF FUNDS*
                         WC
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       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                               / /
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       6        CITIZENSHIP OR PLACE OR ORGANIZATION
                         UNITED KINGDOM
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   NUMBER OF            7         SOLE VOTING POWER
     SHARES
  BENEFICIALLY                             510,700
 OWNED BY EACH
REPORTING PERSON     -----------------------------------------------------------
      WITH
                        8         SHARED VOTING POWER

                                           -0-
                     -----------------------------------------------------------
                        9         SOLE DISPOSITIVE POWER

                                           510,700
                     -----------------------------------------------------------
                       10         SHARED DISPOSITIVE POWER

                                           -0-
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       11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON
                         510,700
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       12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES*                                                     / /
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       13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         12.0%
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       14       TYPE OF REPORTING PERSON*
                         CO
================================================================================

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CUSIP No. 362386-10-4                      13D          Page 3 of 4 Pages
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The following constitutes Amendment No. 3 to the Schedule 13D filed by Acquisitor plc ("Acquisitor"). The Schedule 13D, as amended, is collectively referred to as "Schedule 13D". Except as specifically amended by this Amendment No. 3, the Schedule 13D remains in full force and effect. Defined terms herein shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.

Item 3 is amended to read as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The aggregate purchase price of the 510,700 shares of Common Stock acquired by Acquisitor is $2,933,516 and was paid for using its working capital.

Items 5 (a), (b) and (c) are amended to read as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 (a) As of the close of business on December 11, 2000, Acquisitor beneficially owns 510,700 shares of Common Stock, constituting approximately 12.0% of the shares of Common Stock outstanding. The aggregate percentage of shares of Common Stock owned by Acquisitor is based upon 4,244,644 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of September 30, 2000 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2000.

         Item 5 (b) Acquisitor has sole voting power on the shares of Common Stock it beneficially owns.

         Item 5(c) In the 60 days prior to the date of the filing of this Amendment No.3 to the Schedule 13D, Acquisitor effected no transactions in the Common Stock other than those set forth in the following table:

           Date           Buy/Sell         Quantity           Price
           ----           --------         --------           -----

         11/8/00           Buy                2,600           $6.19
         11/28/00          Buy                2,500           $6.25
         11/30/00          Buy                3,700           $6.25
         12/8/00           Buy              188,800           $6.30

     All transactions were made through purchases in the open market.

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CUSIP No. 362386-10-4                      13D          Page 4 of 4 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   December 12, 2000                  ACQUISITOR PLC


                                             By:  /s/ Duncan Soukup
                                                -------------------------------
                                             Name: Duncan Soukup
                                             Title: Managing Director